                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION   ----------------------------
                     Washington, D.C. 20549         |       OMB APPROVAL       |
                                                    ----------------------------
                           FORM 12b-25              | OMB Number:    3235-0058 |
                                                    | Expires:    May 31, 1997 |
                   NOTIFICATION OF LATE FILING      | Estimated average burden |
                                                    | hours per response..2.50 |
                                                    ----------------------------

       (Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K
                     [_] Form 10-Q  [_] Form N-SAR
                                                           --------------------
     For Period Ended:       JULY 31, 1997                 | SEC FILE NUMBER  |
                      ------------------------------------ |      0-8485      |
     [_]  Transition Report on Form 10-K                   --------------------
     [_]  Transition Report on Form 20-F                   --------------------
     [_]  Transition Report on Form 11-K                   |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                   |                  |
     [_]  Transition Report on Form N-SAR                  --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

GRIP TECHNOLOGIES, INC.
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Former Name if Applicable

HARVEST RECREATION VEHICLES, INC.
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Address of Principal Executive Office (Street and Number)

10 CORPORATE PARK, SUITE 130
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City, State and Zip Code

IRVINE, CA 92606
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report of transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                               SEE ATTACHMENT A

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                 SEC 1344 (6/84)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             ROBERT W. TAYLOR                  714               252-8500
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [_] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            GRIP TECHNOLOGIES, INC.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  10-29-97                       By  /s/ ROBERT W. TAYLOR
    -------------------------------     ----------------------------------------
                                         Chief Operations and Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.101 or (S)232.202 of this chapter) apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                                 ATTACHMENT A
                                 ------------

Historically, the Company has incurred significant losses and has experienced difficulty in meeting payment obligations on a timely basis to its vendors including our auditors, Arthur Andersen LLP. This was in fact the case this year as well, and continues to be the case. Accordingly, the Company has had to carefully prioritize it's payments to it's vendors and was not able to pay, and did not pay, Arthur Andersen LLP for the audit bill from the prior year until the middle of this month. Based on Arthur Andersen LLP'S directive to us and our understanding of the Securities and Exchange Commission's rules, Arthur Andersen LLP could not start their audit fieldwork on this year's financial statements until the bill from the prior year was paid. Arthur Andersen LLP started their fieldwork on the day they received payment for the prior year bill. The Company and Arthur Andersen LLP have worked diligently and expeditiously towards completing the audit by the October 29, 1997 filing date. However, the audit has not been completed. The Company believes it is prudent to file the entire 10-K, including audited financial statements, once the audit is completed. We fully expect the 10-K to be filed within the 15 day extension period provided under Rule 12B-25.